Exhibit 99.4
CONFIDENTIAL DOCUMENT
Title: Providing More Solutions for You to Create Agile and Efficient IT Environments
You might think it would get old sitting down to put together blog after blog after blog on how Dell is working to provide our customers storage solutions that are designed to help them more efficiently and intelligently manage their data — but it’s not...really. So here we go (again) with the announcement today of our intent to acquire 3PAR, who provides a unique virtualization-optimized storage platform.
But why is this interesting? Brad Anderson, senior vice president, Enterprise Product Group, provided some insights into the big picture for how you will have more choices and capabilities available from Dell that complement our existing primary storage portfolio, including PowerVault direct attached storage and iSCSI SANs, EqualLogic iSCSI SANs and multi-protocol solutions from the Dell/EMC family, so let’s talk in more depth about the 3PAR’s compelling technological approach to virtualized storage and how that can assist you in meeting the data management challenges of the “Virtual Era”.
3PAR uses a mesh architecture that links nodes and highly-dense drive shelves together to provide massive performance and scalability that extends beyond our current portfolio. This architecture enables you to scale-out easily and on-demand, provides multi-tenant storage for your organization, and facilitates dynamic load-balancing and tiered storage. Features like persistent cache along with the persistent connectivity of the nodes and drives provide best-in-class enterprise-level availability. Remote management and advanced automation makes adding nodes and capacity extremely easy. Lastly, their innovative thin provisioning technology not only allows you to better manage capacity as you add users, it also permits you to reclaim capacity or “thin” your existing volumes. I think the video below from 3PAR does a great job showing the power of their virtualization technology. http://www.youtube.com/watch?v=Hq1XnKfqcs0&feature=player_embedded
By providing you with the choice of 3PAR’s self-managing, efficient, and adaptable storage systems, you will have the ability to reduce administration time and provisioning complexity, improve server and storage utilization, and scale and adapt flexibly in response to continuous growth and changing business needs.
•	Reduced or Eliminated Capital Expenditures: With 3PAR Storage , you do not need to over-provision to get the flexibility you need.

•	Reduced or Eliminated Operating Expenses: 3PAR Storage is designed with ease of use in mind in order to lower operating expense year after year. Most 3PAR customers are completely trained to use and operate a 3PAR Storage Server in only 4 to 8 hours; there is no pre-planning; and provisioning is cut to just two steps (which can be completed in less than 15 seconds)

•	Performance AND ROI: With 3PAR Thin Provisioning, IT can quickly and easily deploy new applications as and when they are needed, eliminating delays and accelerating ROI.
I could go on, but maybe it’s best to let a real customer, Ron Rose, Priceline’s former CIO (now with Dell) tell you how 3PAR has helped him (courtesy of 3PAR Chief Blogger Marc Farley and TechTarget):
http://www.youtube.com/watch?v=MFOcm66PENM
Note: This acquisition remains subject to customary closing conditions.

CONFIDENTIAL DOCUMENT
          The planned tender offer described in these materials has not yet commenced. This description is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell Inc. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and 3PAR Inc. will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR Inc.’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.

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